Exhibit 99.1

100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE	2020-06

PolyMet secures up to USD$30 million convertible debentures
St. Paul, Minn., March 18, 2020 – PolyMet Mining Corp. TSX: POM; NYSE American: PLM, and its wholly-owned subsidiary Poly Met Mining, Inc. (together PolyMet or the company) announced today that PolyMet has entered into a subscription agreement for the issuance of unsecured convertible debentures (the debentures) of up to USD$30 million with Glencore AG, a wholly-owned subsidiary of Glencore plc (together Glencore).
The debentures are unsecured and will be issued in four tranches throughout the calendar year in 2020, all of which are due on the earlier of March 31, 2023 or upon US$100 million of project financing.  Interest will accrue on the debentures at 4% per annum on the balance drawn.

The principal amount of the first tranche issued today is convertible into common shares of the company at a conversion price equal USD$0.2223, which represents a 10% discount to the five-day volume weighted average price on the NYSE American. All subsequent tranches also will be priced at a conversion price equal USD$0.2223. The company may issue a maximum of 134,952,767 common shares upon conversion of the debentures, being approximately 13% of current issued and outstanding common shares.

Funds will be used primarily to advance on-going litigation associated with permits for the NorthMet project,  continue engineering and optimization efforts and meet general administrative obligations.

“These funds provide the financial framework to continue to move the NorthMet Project forward while we continue to defend the permits we earned over an exceptionally long and rigorous process led by the state of Minnesota.  We appreciate Glencore’s continued commitment to, investment in, and support of the project,” said Jon Cherry, president and CEO.

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly traded mine development company that owns 100% of Poly Met Mining, Inc. (together “PolyMet” or the “company”), a Minnesota corporation that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease. The project features significant assets including the deposit itself and infrastructure including existing rail, roads and utilities that connect the ore body to the plant site approximately seven rail miles away. The project is located in the established mining district of the Mesabi Iron Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and received permits that provide authorization to build and operate an open pit mine and associated processing facilities. The permits, however, are the subject of ongoing litigation. NorthMet will take advantage of the region’s established supplier network and skilled workforce, is expected to require approximately two million hours of construction labor, will create approximately 360 long-term jobs directly, and generate a level of activity that will have a significant multiplier effect in the local economy.

For further information, please contact:

Media
Bruce Richardson, Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Tony Gikas, Investor Relations
Tel: +1 (651) 389-4110
investorrelations@polymetmining.com

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.
Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet’s most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2018, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.
The Annual Report on Form 40-F also contains the company’s mineral resource and other data as required under National Instrument 43-101.
For the purposes of TSX approval, the company relied on the exemption set forth in Section 602.1 of the TSX Company Manual, which provides that the TSX will not apply its standards to certain transactions involving eligible interlisted issuers on a recognized stock exchange, such as the NYSE American.
The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.